United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Press Release
Signatures

CVRD acquires 45.5% of Valesul
Rio de Janeiro, July 3, 2006 — Companhia Vale do Rio Doce (CVRD) informs that it acquired 45.5% of Valesul Alumínio S.A. (Valesul), an aluminum smelter located in the state of Rio de Janeiro, Brazil, for US$27.5 million.
Pursuant to Valesul’s shareholders’ agreement, CVRD exercised its right of first refusal and bought the stake of its partner, BHP Billiton Metais. As a result of this acquisition, it owns now 100% of Valesul. Hence, CVRD will start consolidating Valesul under US GAAP (general accepted accounting principles in the United States of America) financial reporting in the third quarter this year.
Valesul has a nominal capacity of 95,000 tons per year of primary aluminum and aluminum alloys in the form of ingots and billets. The company also recycles aluminum scrap for clients, with a nominal capacity of 25,000 tons per year.
In the first quarter of 2006, Valesul had net revenues of US$58 million and EBITDA (earnings before interest, taxes, depreciation and amortization) of US$8 million. Valesul had gross debt equal to zero as of March 31, 2006.
Valesul supplies 40% of its annual power consumption, which is generated by four wholly owned small hydroelectric power plants and a take related to its stake in Machadinho hydroelectric power plant, located in the Pelotas river, in the state of Santa Catarina, Brazil.
The acquisition of Valesul is aligned with CVRD’s strategy for the aluminum business of focusing on organic growth in the upstream of the value chain and strategic partnership in smelters.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
Virgínia Monteiro: virginia.monteiro@cvrd.com.br +55-21-3814-4128
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 04, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations